JohnsonFamily Funds, Inc

FORM N-SAR

Report for the Fiscal Year Months ended October 31,
1998


Item 77H - Changes in Control of the Registrant

JohnsonFamily Funds, Inc. (the "Company") consists of four portfolios: the Intermediate Fixed Income Fund, the Large Cap Equity Fund, the Small Cap Equity Fund and the International Equity Fund (each referred to as a "Fund" or collectively as the "Funds"). The
Funds commenced operations on March 31, 1998.

On March 31, 1998, Miriam Meyer Allison owned 100% of the outstanding shares of the Funds. At the close of business on October 31, 1998, she owned less than 1% of the outstanding shares of each Fund.

Johnson Trust Company, possesses in a fiduciary capacity, on behalf of its underlying accounts, voting or investment power with respects to a substantial majority of the outstanding shares of each of the Funds and therefore, is presumed to control each of the Funds within the meaning of the 1940 Act.